

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2025

Robert Bitterman
Chief Executive Officer
Phio Pharmaceuticals Corp.
11 Apex Drive, Suite 300A, PMB 2006
Marlborough, Massachusetts 01752

> **Re: Phio Pharmaceuticals Corp.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2025**
> **File No. 333-284381**

Dear Robert Bitterman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amanda Brown, Esq.